SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs dividend results”

Mexico City, November 13, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs the results of the scrip dividend, after the elapse of the election period during which AMX provided to all of its shareholders, simultaneously, the option to elect to receive in cash or Series L shares of AMX (or a combination thereof) a dividend payment in an amount equal to Ps.0.15 (fifteen cents of one Mexican peso) per share (the “Dividend Amount”). Payment of the dividend will be made beginning today. The scrip dividend was also offered to holders of Series A and Series L American depositary shares. For more information, ADS holders should consult the Notices of Scrip Dividend furnished to the SEC under Form 6-K on October 27, 2017.

The results announced are based on: (i) the figures supplied by the consolidation agent, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., and Citibank, N.A., the depositary of AMX’s American Depositary Shares representing the Company’s Series A and Series L shares; and (ii) the market price of the Series L shares of AMX on the Mexican Stock Exchange at the closing of trading on November 10, 2017, which was $16.51 Mexican pesos per share.

Of the 65’056,930,125 shares of AMX outstanding as of the record date, holders of 1’860,726,715 shares notified AMX of their election to receive the dividend as Series L shares. The dividend corresponding to the remaining shares will be delivered in cash.

As a result of these elections, AMX will place into circulation a total of 16,905,414 Series L shares and consequently AMX’s outstanding capital stock will consist of a total of 66’073,635,539 shares. The figures above include the shares of AMX represented by American Depositary Shares.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact